Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
March 29, 2011
Justin Dobbie
John Stickel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Partners, LP
Amendment No. 2 to the Registration Statement on Form S-1
File No.: 333-171270
Dear Mr. Dobbie and Mr. Stickel:
          This letter sets forth the response of CVR Partners, LP (the “Partnership” or “CVR”) to the comment letter, dated March 25, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to CVR’s Amendment No. 2 to the Registration Statement on Form S-1 filed on March 16, 2011 (the “Registration Statement”). This letter is being filed with Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.
General
1.	Please review and revise your tabular presentation throughout your filing, as necessary, to ensure financial statement and other data is presented consistently from left to right in the same chronological order throughout the filing. Specifically, we note that your Summary Historical and Pro Forma Consolidated Financial information presents the earliest period first (2008), while the information presented in MD&A and your financial statements presents the latest period first (2010). Refer to the guidance in SAB Topic 11E.

Response:

In response to the Staff’s comment, the Partnership has revised the Amended Registration Statement so that the latest results are presented first (on the left) and the earliest results are presented last (on the right) throughout the tables, consistent with the Partnership’s financial statements. See, for example, the Summary Historical and Pro Forma Consolidated Financial Information presented on page 13-17 of the Amended Registration Statement and the Selected Historical Financial Information on pages 65-67 of the Amended Registration Statement. The Company has also revised the narrative disclosure to conform to this presentation order. See pages 1, 2, 30, 71 - 74, 94, 96, 102, 119 and 130 of the Amended Registration Statement.
Cover Page of Prospectus
2.	Please remove the reference to Mr. Lipinski’s indication of interest in purchasing units from the cover page.

Response:

The Partnership removed the reference from the cover page of the Amended Registration Statement in response to the Staff’s comment.
Our Competitive Strengths, page 2
3.	We note your revisions to the content and format of the data presented on pages 2 and 94 made in response to our previous comments 3 and 4, and that you have included a column entitled “Sensitivity Using Actual Average 2010 Prices.” The Net Sales, EBITDA, and Available Cash figures presented in this table do not appear to be consistent with actual or pro forma results for the year ended December 31, 2010. Specifically, Net Sales, EBITDA, and Available Cash are $200 million, $53 million, and $43 million as currently presented versus actual Net Sales of $180.5 million as presented on page F-3 and EBITDA and Pro Forma Available Cash of $38.7 million and $30.9 million as presented on page 56. Please revise this presentation to include data based on actual results. Specifically, as you disclose the actual average Ammonia and UAN prices, you should revise to present actual Net Sales as presented on page F-3, and EBITDA and Pro Forma Available Cash as presented on page 56 for the year ended December 31, 2010.

Response:

In response to the Staff’s comment, the Partnership has revised the price sensitivity table on pages 2 and 95 to include a column for the year ended December 31, 2010 showing (i) actual average UAN and ammonia prices, actual net sales and actual EBITDA (pro forma EBITDA is the same as actual EBITDA) and (ii) pro forma available cash.
Exhibits and Financial Statement Schedules. page II-2
4.	Please file the Trademark License Agreement discussed on page 136 as an exhibit to the registration statement or explain why you are not required to do so.

Response:

The Form of Trademark License Agreement has been filed as Exhibit 10.20 to the Amended Registration Statement in response to the Staff’s comment.
          Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.
Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	John J. Lipinski (CVR Partners, LP)
Edmund S. Gross (CVR Partners, LP)
Edward A. Morgan (CVR Partners, LP)
Susan M. Ball (CVR Partners, LP)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Michael Rosenwasser (Vinson & Elkins L.L.P.)
Ramey Layne (Vinson & Elkins L.L.P.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Michael O’Leary (Andrew Kurth LLP)